

August 13, 2014

Via E-mail
Mr. Mark E. Newman
Senior Vice President and Chief Financial Officer
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

> **RE: SunCoke Energy Partners, L.P.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-Q for the Period Ended June 30, 2014**
> **Filed July 29, 2014**
> **Response dated August 5, 2014**
> **File No. 1-35782**

Dear Mr. Newman:

We have reviewed your response letter dated August 5, 2014 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2014

Notes to the Financial Statements

Note 2. Acquisition, page 6

1. Please disclose how you accounted for the acquisition of an additional 33% interest in the Haverhill and Middletown cokemaking facilities. Please disclose the impact of this acquisition on your financial statements, including how it is reflected on your statements of cash flows and statement of equity. Please also provide the disclosures required by

ASC 810-10-50-1A(d). Please show us in your supplemental response what the revisions in future filings will look like.

Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854 if you have questions regarding this comment.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant